Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Press Release issued by the Company on 7 April 2003 in Singapore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	7 April 2003

Press Release

For Immediate Release

Pacific Internet Appoints New Director to its Board

SINGAPORE, 7 April 2003 --- Asia's largest telco-independent Internet service provider by geographic reach, Pacific Internet Limited (NASDAQ: PCNTF), today announced the appointment of Mr Vincent Phua to its Board of Directors.

Mr Vincent Phua is currently Group Financial Controller at the Media Corporation of Singapore (MediaCorp). He brings with him more than 20 years of international financial experience to the Pacific Internet Board. He had held several financial management positions in a number of IT multinational corporations with the most recent appointment at EDS International as its Director of Finance (Asia). Mr Phua takes over from Mr Anthony Chia who leaves the Board with effect from 28 February 2003.

Mr Ko Kheng Hwa, Chairman of the Board of Pacific Internet said, "On behalf of the Board, I would like to express our appreciation to Mr Chia for his significant contribution to Pacific Internet. His insights have been invaluable and helped chart the course for the company during the past few years."

"The Board welcomes Mr Phua to the Board. His expertise and experience in international business and financial management will add substantial value to the Board as we pursue new growth opportunities ahead," added Mr Ko.

Following the changes above, the composition of the Pacific Internet Board is as follows:

  Mr Ko Kheng Hwa (Chairman)
  Ms Low Sin Leng (Deputy Chairman)
  Dr Lee Tsao Yuan
  Mr Tan Tong Hai
  Ms Chong Phit Lian
  Mrs Gracy Choo
  Mr Lawrence Wee
  Mr Yeo Wee Kiong
  Mr Vincent Phua

About Pacific Internet Limited
Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest telco-independent Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, the company became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet is committed to delivering services that customers value and helping them to harness the power of the Internet for their communication needs. It delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of business and consumer customers. Pacific Internet has won a series of awards over the years, including the "Best Asian ISP" award by Telecom Asia consecutively from 1999 to 2002. Collectively these accolades position the company as an industry leader in Asia. More information at http://www.pacnet.com

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com